As filed with the Securities and Exchange Commission on March 18, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Versus Global Multi-Manager Real Estate Income Fund LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

7100 E Belleview Ave, Suite 306

Greenwood Village, CO 80111-1632

Telephone Number (including area code):

(303) 895-3773

Name and address of agent for service of process:

Mark D. Quam

c/o Versus Capital Advisors LLC

7100 E Belleview Ave, Suite 306

Greenwood Village, CO 80111-1632

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES ☒     NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Greenwood Village and state of Colorado on the 18th day of March, 2011.

Versus Global Multi-Manager Real Estate Income Fund LLC

Attest:		By:
		Name:	Mark D. Quam

		Title:	Chief Executive Officer

Name:	William R. Fuhs, Jr.

Title:	Chief Financial Officer